

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 1, 2009

Delaware Intercorp, Inc.
  As agent for service for
Oxysure Systems, Inc.
113 Barksdale Professional Center
Newark, DE 19711-3258

> **Re: Oxysure Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 12, 2009**
> **File No. 333-159402**

Dear Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   When you make changes to the document you file, please ensure that those changes are marked. We note the changes you have made to this registration statement but those changes have not been marked. Refer to Rule 472 of Regulation C.

Prospectus Cover, page 4

2.   We reissue prior comment 2:

- Given the nature and size of the offering by your affiliates and promoters, it is insufficient for that offering to be made at a fixed price "until the shares are quoted on the OTC Bulletin Board" as you state here and throughout your document. Instead, since that offering is "by or on behalf" of the issuer, it must be made at the disclosed fixed price for the duration of the offering, including after your shares are quoted;

- Further, you must identify those affiliates and promoters as "underwriters." It is not sufficient for you to state that these parties "may be" deemed to be underwriters, as you indicate in this document;

- It is unclear where you have quantified the number of shares to be sold by the affiliated stockholders and promoters. Please revise to clarify; and

- With respect to the shares underlying warrants, options and convertible preferred registered for resale by the affiliated shareholders and promoters, since you are not eligible to register a primary offering on Form S-3 you should:
  o Remove from this registration statement the shares underlying the warrants, options and convertible preferred stock;
  o File a registration statement for the "resale" offering at the time of each exercise or conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x); and
  o Identify the affiliated selling shareholders as underwriters in that registration statement and disclose the fixed price at which those affiliated selling shareholders will sell the securities for the duration of the offering.

3.   Please tell us where your document includes the substance of your response to prior comment 3. Also, given that response, please provide us your analysis of the materiality of the risk of any conflicts of interest that may arise with respect to Mr. Ross's selling efforts for the shares to be sold by you and those to be sold by him or his affiliates.

4.   We reissue prior comment 5, in part, because it continues to be unclear what offering is subject to the date restrictions mentioned in the first paragraph on page 5. For example, is the "Direct Public Offering" or the "resale" by selling stockholders subject to that restriction?

5.   If there are no minimum purchase requirements, as indicated by your response to prior comment 8, then please revise to state so here. While you refer here to "minimum amount of proceeds" and "minimum amount of shares," it appears you have not disclosed whether any minimum purchase requirements exist. Refer to Regulation S-K Item 501(b)(8)(iii).

Warrants, page 9

6.   Tell us the reasons for the changes to this table and the change to the number of warrants that are outstanding. Are the warrants that you mentioned in the original

Delaware Intercorp, Inc.
  As agent for service for
Oxysure Systems, Inc.
September 1, 2009
Page 3

> filing no longer outstanding? Do you have plans to issue any additional warrants that were deleted from your disclosure?

7.   We note footnote (1). We also note the role of IR Services as a promoter and the terms of the warrant in Exhibit 10.9, including the nominal exercise price and the assignability feature. Given these terms, it does not appear that IR Services is at market risk. As such, the underlying shares can be registered for resale only after the warrants are actually exercised. See also our previous comment 3 above.

Related Party Transactions, page 11

8.   We note your response to prior comment 20. Please tell us which exhibit contains the July 2008 date mentioned here for the Senior Note. Also, it is unclear from your response where you have disclosed the basis for issuing penny warrants. Please revise. In making such revisions, please ensure that you adequately explain why penny warrants were issued in connection with the transactions disclosed here, given the per share price of the private transactions referred to on page 11.

April 2009 Investor Relations Agreement, page 12

9.   Please expand your response to prior comment 22 to tell us whether you remain obligated to issue warrants to RKH. We also note that you have removed from your exhibit list your agreement with RKH. Is that agreement no longer in effect? If it is, then please tell us why it was not filed as an exhibit.

Summary Financial Data, page 14

10.   Please remove your reference above the columns which refers to only the interim data as 'unaudited' and the data for 2007 and 2008 as being 'audited' since none of the information was audited as noted in the paragraph preceding the table which states that the information for 2007 and 2008 was derived from audited financial statements.

Risk Factors, page 16

11.   It is unclear from your response to prior comment 24 whether and when you intend to register a class of your securities under the Exchange Act. Your response appear to only address what securities are intended to be offered and sold under the Securities Act pursuant to this registration statement. Therefore, we reissue prior comment 24.

12.   Please tell us how you have presented more prominently the risk described in the risk factor numbered 37, as you state in your response to prior comment 25. We note that you have not relocated that risk factor to the beginning of this section.

13.   We note your response to prior comment 35. Please expand to provide your analysis of the materiality of the risk to you from the unaffiliated selling shareholders being able to sell their shares at less than the fixed price to be offered by the registrant. For example, will prospective purchases be more likely to purchase your shares at a lower price offered by the unaffiliated selling shareholders? If so, describe the impact, if any, on your ability to raise needed capital through this registration statement.

20. We may face problems . . ., page 22

14.   In the heading of this and the following risk factor, you indicate that you "may" be subject to regulations or face problems, which "could" increase your costs or limit your ability to generate revenues. Please clarify why you do not know whether you are subject to these regulations or face the problems you mention. Also clarify why you do not know why those regulations or problems increase your costs or limit your ability to generate revenues. If, instead, you are subject to these regulations and face the problems you mention and such regulations and problems do increase you costs and limit your ability to generate revenues, then please revise for clarity.

29. Our success is dependent on key personnel, page 25

15.   Please expand your response to prior comment 32 to tell us where in your document you have described the material terms of the employment agreements with your "key employees" and which exhibits represent those employment agreements.

Dilution, page 30

16.   Please show us how you calculated the amount of your net book value as of June 30, 2009 and net book value assuming all shares offered are sold.

17.   We note your response to prior comment 36. Please expand to disclose, in tabular form, the number and percentage of shares and total consideration paid by your affiliates to date as compared to the number and percentage of shares and total consideration to be paid by investors in the Direct Public Offering. Also include disclosure regarding how those numbers and percentages would differ upon the acquisition by your affiliates of shares underlying warrants, options or convertible preferred stock.

Selling Security Holders, page 31

18.   Regarding your responses to prior comments 1, 14, 37 and 43:

- It continues to appear that you have included on this registration statement securities that are not yet outstanding and were not outstanding at the time of your original filing. For example, we note that the warrant issuance to IR Services, as described on pages 12 and 13, did not occur until after you had originally filed this registration statement. We also note that it appears IR Services has not yet provided the services for those warrants. In addition, note 4 to your fee table implies that you have not yet issued the warrants or options to the selling stockholders. Please revise;
- Your disclosure on pages 9 and 10 indicates that all shares underlying outstanding warrants and options are registered for resale. However, it is unclear how your disclosure in this section accounts for each outstanding warrant or option. For example, it is unclear where the options mentioned on pages 79 and 80 are disclosed in this section. Please revise, and ensure that your disclosure in this section includes all securities that are registered for resale; and
- In this regard, please reconcile the aggregate number of shares offered for resale, as listed on pages 33-36, with the aggregate number listed in your fee table and on your prospectus cover page. Also reconcile your disclosure on the cover page, pages 9 and 10 and in this section regarding the number of shares underlying warrants, options and preferred stock that you have registered for resale.

19.   We note your response to prior comment 38. However, note 4 to your fee table implies that you have not yet identified all selling stockholders. If that is correct, please tell us on what authority you relied for such exclusion. Refer to Rule 430B of Regulation C.

20.   Regarding your revisions in this section:

- Please tell us where notes 18 and 19 appear after your selling security holders table;
- Please ensure that the notes in your table correspond with the information in those notes. For example, notes 21 and 23 and 24-26 refer to a different number of shares than are included in the table. Also, note 22 appears to relate to the securities held and offered for resale by Mr. Freeman; however, that note appears in the table next to Mr. Gunter. Please revise;
- Please ensure that you have disclosed the exercise price of the warrants held by the selling security holders. We note, for example, that note 11 does not appear to mention an exercise price.

21.   We reissue prior comment 42 given that it continues to appear you have only
        identified the natural person who "controls" Aulds Family L.P., rather than who
        exercises sole or shared voting and/or dispositive powers.

22.   We note your response to prior comment 44. However, the aggregate number of
        shares disclosed in the second column for JTR Investments continues to be
        inconsistent with your disclosures throughout your document regarding the
        number of shares that entity and Mr. Ross received in connection with the Asset
        Purchase. Please explain the reason for the difference.

23.   For each person identified as a holder of penny warrants, expand to explain the
        basis for issuing warrants that will provide you with nominal consideration upon
        exercise, and remove from registration shares underlying penny warrants held by
        affiliates.

24.   We reissue prior comment 45 because the "total of 15,624,816 shares" mentioned
        in the paragraph following the notes on page 39 continues to appear to be
        inconsistent with the aggregate number of shares you disclose on pages 39-40 that
        you issued in private transactions.

Shares Eligible For Future Sale, page 40

25.   Please tell us why you deleted disclosure in response to prior comment 48. Do
        your stockholders not have the registration rights you previously disclosed in your
        document?

26.   Expand your response to prior comment 50 to clarify how JTR and Agave
        Resources are control persons. For example, identify your affiliates that control
        those entities. Also, the number of shares held by those control persons, as
        disclosed in the first block on page 40, continues to be inconsistent with the
        aggregate amount held by those control persons, as disclosed in the selling
        security holders table and in the last block on page 41. Please revise.

Lock-up Agreements and Registration, page 41

27.   We reissue prior comment 49 because it is unclear from your response and
        disclosure why you are registering the transactions by the selling security holders
        now, given the transfer restrictions. While your response mentions early releases
        from the lock-ups you disclose, it is unclear how that response addresses why the
        securities subject to those lock-ups are registered for resale. Similarly, the
        material purpose of the trading restriction added here in response to prior
        comment 187 is unclear. Please revise to clarify that purpose and explain why
        you are now registering the transaction in light of all lock-up and trading

restrictions. Also, with regard to shares held by affiliates, note that you are not eligible to conduct an indirect primary offering on a delayed basis pursuant to Rule 415.

Stock Options, page 42

28.	Your new disclosure here implies that you intend to grant an early release from the lock-up for the shares underlying the warrant issued to IR Services. If that is correct, please expand to state so directly.

Plan of Operation, page 46

29.	We reissue the last sentence of prior comment 59 because the reasons for seeking an acquisition remain unclear from your disclosure. Please revise.

30.	Regarding your response to prior comment 62:

- Expand the sixth bullet to clarify how you are aware that "these trends can be reasonably expected to have a material impact" given your disclosure in that bullet that there is uncertainty regarding "trends." Also tell us where you have clearly identified and described the trends you mention, including how those trends may materially impact your financial condition; and
- Reconcile your disclosure in the eighth bullet that there are no causes for material changes with your disclosure in the first full paragraph on page 46.

Our Product and Market Application, page 59

31.	We note your response to prior comment 70; however, your disclosure here continues to indicate that your product is not considered hazardous and is safe for transportation, contrary to your disclosure in the risk factor numbered 20. Therefore, we reissue prior comment 70.

Market Analysis, page 60

32.	We note your response to prior comment 72. That comment requested you to provide us with supplemental support for the data cited if your prospectus, marking the relevant sections to support the disclosure. You have not yet provided us with such support. Prior comment 72 also requested you to tell us whether the studies and articles you cite were financed by you or performed at your direction and whether the authors have consented to use of their name in this document. Your response to that comment has not provided us with that information. Therefore, we reissue prior comment 72.

Delaware Intercorp, Inc.
  As agent for service for
Oxysure Systems, Inc.
September 1, 2009
Page 8

Sales and Marketing Plan, page 63

33.   We reissue prior comment 73, in part, because the nature of your "dual direct and
        indirect sales strategy" remains unclear. Your sales efforts to date are similarly
        unclear; for example, if you currently rely on an internal sales force, please state
        so and explain how those personnel achieved the "initial success" you mention in
        selling your product.

Strategic Marketing Efforts, page 64

34.   While your revisions here in response to prior comment 74 indicate the marketing
        activities in which you do not engage, it is unclear from your disclosure in what
        marketing activities you do engage. Please revise to clarify the nature of your
        current marketing activities.

Market Research, page 67

35.   Your revisions in response to prior comment 80 imply that the research you
        mention is ongoing. If that is not true, please revise for clarity. Also clarify how
        you began that research in 2002, as you disclose here, given that your response to
        prior comment 65 states you were formed in 2004 and there are no predecessor
        companies. In this regard, please reconcile your disclosure on pages 54 and 76
        regarding the year in which the registrant was founded.

Intellectual Property, page 69

36.   Your revisions in response to prior comment 84 indicate that the patents you have
        received are valid for period of time from the date of filing, grant or application.
        Since it is unclear when those patents were granted or filed and applied for, the
        duration of those patents is also unclear. Therefore, we reissue prior comment 84.

Production Operations, page 73

37.   We note your response to prior comment 27. Please disclose here the nature of
        the "current limitations" in your production processes that you mention on page
        19.

Summary Compensation Table, page 78

38.   We note your response to prior comment 103. Please tell us why your revisions
        in note 1 are limited to option awards to your "directors," given that this table
        appears to relate to your executive officers.

39.   We note your response to prior comment 104. According to note 3, Mr. Freeman was to receive 9,167 options for each month after August 2008. However, according to note 4, it appears that he received those options in only two of the remaining months of 2008. Please explain why Mr. Freeman did not appear to receive all options to which he was entitled to receive under his employment agreement.

Security Ownership . . ., page 83

40.   Please tell us why your revisions on page 26 in response to prior comment 94 were limited to the securities beneficially owned by Agave and JTR Investments, rather than the securities beneficially owned by Mr. Ross and Mr. Don Reed.

41.   We note your response to prior comment 98. Reconcile your disclosures in notes 4 and 5 to this table with your disclosures on page 79 and in the notes to your selling security holders table regarding the number of shares underlying options held by Mr. Freeman and Mr. Ross.

42.   Please tell us why your disclosure in this section, in your selling security holders table and in the section beginning on page 93 regarding related-party transactions does not describe the convertible feature of the notes that are mentioned on pages 93 and 94. It appears from the exhibits governing those notes that they are convertible at the option of the holder of the notes into shares of your common stock.

Advisory Board, page 86

43.   Please expand your response to prior comment 92 to address the part of that comment that asked why you have not identified the members of the Advisory Board.

Loans involving Directors, Officers, . . ., page 93

44.   Please tell us why you deleted disclosure in response to prior comment 127. It is unclear from your response why you deleted the information regarding the "Repayment Agreement" and "Related Companies."

Financial Statements, page F-1

45.   Please remove the name and address of your independent registered public accounting firm on the first page of your interim and annual financial statements on pages F-1 and F-25.

46.   Please revise so that your annual and interim balance sheets foot and that total assets equal total liabilities plus stockholders' equity. Please similarly revise your statements of operations, cash flows and stockholders' equity to ensure that each of these statements foots and cross-foots as appropriate.

47.   In Note 1 on pages F-8 and F-32 you state that the company is in the development stage. As such, in accordance with paragraphs 915-210-45-1, 915-225-45-1, 915-230-45-1 and 915-205-45-1 of the FASB Accounting Standards Codification (FASB ASC), please revise for the following:

-       Present any cumulative net losses (including the current period net loss) in the balance sheet with a descriptive caption such as "deficit accumulated during the development stage" in the stockholders' equity section;
-       Include an income statement and a statement of cash flows showing cumulative amounts from the enterprise's inception;
-       Identify each financial statement as those of a development stage enterprise.

48.   Please refer to prior comment 131. Please revise your interim financial statements to comply with Rule 8-03 of Regulation S-X by including income statements and statements of cash flows for the interim period of the comparable period of the preceding fiscal year.

49.   Please revise the interim financial statements, consistent with Instruction 2 to Rule 8-03 of Regulation S-X, to include an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

Balance Sheets, page F-3

50.   Please revise to state the date of the 2008 balance sheet. Please similarly revise your statements of operations and cash flows.

51.   Refer to our prior comment 133. Please tell us and disclose how you accounted for your April 2009 Warrant Purchase Agreement and where on your financial statements you have included this transaction.

52.   Please reconcile the amount of other current assets for 2008 with the amount shown on page F-27.

53.   Please revise to remove the word 'audited' from the 2008 column. You may instead disclose that the balance sheet was derived from your audited financial statements. Please similarly revise your statements of operations and cash flows.

54.   Please revise to segregate your cash and cash equivalents from your accounts receivable. Refer to Rule 8-03(a)(1) of Regulation S-X.

55.   It appears that the amounts in the columns do not properly line up for the subtotals related to your other current assets consistent with the presentation in your balance sheet on page F-27. Please revise.

56.   Please tell us and disclose why you show three separate amounts for the common and preferred shares issued and outstanding. We note that you only present balance sheets for two dates and not three. In this regard, please reconcile the number of common shares issued and outstanding as of June 30, 2009 with page F-7. We have a similar comment for the annual balance sheets shown on page F-27.

57.   Please reconcile your equity accounts as shown on your balance sheets on page F-3 with the accounts and balances shown on page F-7.

Statements of Operations, page F-4

58.   Please revise to properly refer to your net loss and net loss per share as losses and not income. Please similarly revise page F-28.

59.   Please refer to prior comment 135. We note that you had net losses in each period yet your diluted weighted average shares outstanding is greater than your basic shares resulting in a lower net loss per share on a diluted basis. Please tell us how you considered paragraph 260-10-55-3B of FASB ASC which states that when a company has a year-to-date net loss they should never include potential common shares in their computation of diluted EPS because to do so would be antidilutive. As such, we would expect that the weighted average shares used in your computation of basic and diluted loss per share would be the same. Please similarly consider for page F-28.

Statements of Cash Flows, page F-5

60.   Please reconcile your net income as shown on page F-5 to your statements of operations on page F-4. Please also reconcile your depreciation and amortization. Please similarly reconcile pages F-28 and F-29.

61.   Please refer to prior comment 137. While your response states that you revised the statement based on our comment, we continue to note that you show a line item for 'Additional Paid in Capital' here as well as on page F-29. As previously requested, please revise to include appropriate line item descriptions for the types

of cash flows from your financing activities included in this line item. See paragraph 230-10-45-26 of FASB ASC. For example, from page F-7 it appears that you issued common stock for cash of $142,500 in the six months ended June 30, 2009. However, on page F-5 you reflect proceeds from the sale of common stock of $57 and additional paid-in capital of $142,443, instead of proceeds of $142,500.

62.   Please refer to prior comment 136. Please provide the disclosures required by paragraph 230-10-50-3 of FASB ASC for your non-cash investing and financing activities.

63.   Please tell us why you reflect the changes in your notes payable within cash flows used in operating activities and not as a financing activity. Refer to paragraph 230-10-45-14 FASB ASC. Please similarly address for your statements of cash flows on page F-29.

Statement of Stockholders' Deficit, page F-6

64.   Please reconcile your net losses for the years ended December 31, 2007 and 2008 and for the six months ended June 30, 2009 as shown on pages F-7 and F-31 to your statements of operations on pages F-4 and F-28. We note that you have included your net loss for the year ending December 31, 2008 in your total for the six months ended June 30, 2009. Please correct this error.

65.   Please reconcile your statement on page 10 that a total of 16,803 shares of preferred stock were converted into common stock with the information presented in your statement of shareholders' equity. Please also reconcile the total number of shares of preferred stock sold with the information on page F-6.

66.   You disclose on page 10 that you have placed 30,737 preferred shares in reserve in connection with your capital leases. Please tell us why you placed the shares in reserve, what you mean by this statement and how you are accounting for the transaction.

67.   Please revise the par value columns to show the total amount for the par value of your preferred and common shares for each line item for the periods presented instead of the par value of a single share of stock. Please ensure that the balances agree, as applicable, to your balance sheets. Refer to Rule 3-04 of Regulation S-X.

68.   Please reconcile your statements of stockholders' equity from inception through December 31, 2008 with the statement on pages F-30 through F-31.

Note 1. Summary of Significant Accounting Policies, page F-8

69.   Please remove your statement at the bottom of each page referring to your audit
        report, since these statements were not audited. In the alternative you may change
        the reference to refer to the review report.

Recently Enacted Accounting Standards, page F-10

70.   It appears from your disclosure that you have not adopted SFAS 159, 160, 161
        and 163. It appears that you were required to adopt these statements, as
        applicable, in the period reflected in your financial statements. Please advise or
        revise.

Note 3. Going Concern, page F-12

71.   Please reconcile the amount of your accumulated deficit shown on page F-12 of
        $10,009,610 with your balance sheet.

Note 6. Note Payable, page F-14

72.   Please tell us how you determined the amount of the unamortized discount as of
        December 31, 2008 of $66,468 and why. Tell us and disclose the amount of the
        discount as of June 30, 2009 and how you are accounting for the discount. Please
        tell us and disclose where this note is reflected on the balance sheet.

Note 8. Stock Options and Warrants, page F-17

73.   Please reconcile the stock option activity shown on page F-17 for 2007 and 2008
        with page II-5.

74.   Please reconcile the warrant activity shown on page F-20 for 2007, 2008, and
        2009 with pages II-4 and II-5.

Annual Financial Statements, page F-25

Report of Independent Registered Public Accounting Firm, page F-26

75.   We note that your accountant's audit report refers to the periods ended December
        31, 2007 and 2008 instead of the years ended December 31, 2007 and 2008.
        Please request your auditors to revise their report to clarify the periods to which
        they are referring in their audit report.

76.   Please tell us where you discuss in your notes the total of your notes payable of
        $568,512. In your response, please reconcile the total amount to each of the notes
        where theses notes payable are discussed. Please similarly reconcile the current
        portion of your long-term debt to the notes.

Statements of Operations, page F-28

77.   Please refer to prior comment 135. Please include all necessary disclosures from
        FASB ASC 260-10-50.

78.   It appears that the amount of $2,451,872 shown for 2008 should actually be two
        separate numbers shown on two separate lines as $2,451 and $872. Please revise
        or advise.

79.   Please remove the dollar signs from the amounts of your weighted average shares
        outstanding. Please similarly revise the presentation on page 14.

Statements of Cash Flows, page F-29

80.   Please reconcile the total amounts for stock based compensation shown in the
        statements of cash flows to the statements of stockholders' equity.

Note 4. Intangibles, F-37

81.   Please refer to our prior comment 148. We note that you capitalize research and
        development costs. Explain to us the nature of these costs and why your
        capitalization of these costs is in accordance with U.S.GAAP. Please refer to
        FASB ASC 730-10-25-1 and cite the applicable U.S. GAAP that supports your
        accounting.

82.   Please refer to prior comment 148. Based upon your disclosure, of the total
        intangible assets as of December 31, 2008 of $643,858, $157,000 relates to
        patents acquired from your founder and $306,890 relates to costs incurred for the
        patents and trademarks in 2007 and 2008. Please show us the significant
        components of the other intangible assets of $179,968 and tell us how you
        acquired each of the components and whether the component was acquired from a
        related party.

83.   Please refer to prior comment 149. We note that the table on page F-37 only
        presents accumulated amortization in total. Please disclose the accumulated
        amortization by major intangible asset class for 2008 and 2007 consistent with
        paragraph 350-30-50-2 of FASB ASC.

Note 6. Note Payable, page F-38

84.   Please disclose where this note is reflected in the balance sheet.

Note 7. Capital Stock, page F-38

Preferred Stock, page F-38

85.   We note that your preferred stock has conversion features. If that is case, then revise your balance sheet to clearly state that your preferred stock is convertible.

86.   In your response to prior comment 24, you state that all of your preferred stock will be converted into common stock upon effectiveness of the registration statement. Given the terms of conversion noted on page F-40, please tell us why the preferred stock will be automatically converted.

Note 8. Stock Options and Warrants, page F-41

87.   Please refer to prior comments 157 and 159. Please explain to us the valuation method you plan to use and/or have used for the warrants. Please disclose the valuation method and significant assumptions underlying options and warrants issued to non-employees. Refer to paragraphs 915-215-45-1 and 505-50-50-1 of FASB ASC.

88.   Please refer to our prior comment 158 and explain to us the significant terms of each of the warrants outstanding and how you accounted for them. Revise your disclosure to address our comment.

89.   Please refer to prior comment 160. Please include all disclosures required under FASB ASC 718-10-50, which includes, but not limited to, the method of estimating the fair value, a description of the significant assumptions used, the total compensation cost recognized in income, the total compensation cost related to nonvested awards, and the weighted average grant day fair value.

Note 9. Income Taxes, page F-45

90.   Please refer to prior comment 162. Please tell us and disclose the nature of the 'other' item of your deferred tax assets. If this is your valuation allowance, then please revise to properly reflect that fact in the title for this item.

Note 11. Commitments and Contingency, page F-46

Operating Lease, page F-46

91.   Please tell us why the amount of the leasehold improvement allowance is the same amount of $310,500 as of December 31, 2007 and 2008 and June 30, 2009. Tell us and disclose how you are accounting for this account.

Financing Package, page F-45

92.   Please refer to prior comments 168 and 170. Please tell us why you did not follow paragraph 470-20-25-2 of FASB ASC and allocate the proceeds to the debt and warrants based on their relative fair values and then amortize the discount using the effective interest rate method over the term of the notes.

Note 12. Capital Leases, page F-27

93.   Please reconcile the amounts shown in Note 13 with your balance sheet on page F-27. Please similarly reconcile the amounts shown in Note 12 on page F-24 with page F-3.

94.   Please tell us and disclose the nature of your account for premium on notes payable - capital leases as shown on page F-27. Please tell us and disclose how you measured this account and tell us why the balance has not changed between periods.

Item 15. Recent Sales of Unregistered Securities, page II-3

95.   We note your response to prior comment 172. Please revise to organize this section chronologically so that investors can follow your history of unregistered issuances. Also revise to identify for each issuance: (1) the specific date on which that issuance occurred, rather than simply stating that the transaction occurred "during 2008"; (2) the amount and nature of the consideration received, rather than including vague references to "consulting services"; and (3) the number of purchasers involved in each issuance.

Signatures, page II-11

96.   We note your response to prior comment 175. Please indicate below the second paragraph of text required on the Signatures page which individual signed in the capacity of principal accounting officer or controller.

97.   Tell us why the signature of Mr. Reed indicates that he is your director, given that Exhibit 3.5 indicates that Mr. Ross is your sole director. Also revise the disclosure throughout your document that indicates Mr. Reed is a director, as appropriate.

Exhibit 3.1

98.   Please expand your response to prior comment 178 to tell us which single exhibit represents a complete copy of your charter, as amended. See Regulation S-K Item 601(b)(3). We continue to note the multiple exhibits regarding changes to your charter, but it is unclear which of those exhibits represents a complete copy of that document.

Exhibit 4.1

99.   Your response to prior comment 181 states that "[t]his registration statement covers the issuance of shares of common stock upon the exercise of warrants." Generally, it is inconsistent with Section 5 of the Securities Act to register a transaction that began without registration. Please tell us how registering the warrant exercise now is consistent with Section 5. Also reconcile your response with the disclosure throughout your document that you are registering the resale of shares underlying the warrants after those warrants have been exercised.

Exhibit 10.8

100.   We reissue prior comment 182 with respect to the exhibits missing from the document you filed as exhibit 10.8.

Exhibit 10.9

101.   We note that you have filed as an exhibit the amended agreement with IR Services. Please also file the original agreement as an exhibit.

Exhibit 23.1

102.   Please refer to prior comment 189. Please tell us why you state in your response that our comment is no longer applicable. We note from page F-32 that the company is still in the development stage and that you continue to refer to your auditors in the experts section on page 91. As such, we again ask your auditors to tell us why the consent does not also refer to the audited period from inception through December 31, 2008 and to the reference to the firm as experts on page 91.

103.   Please also ask them to reconcile the date of their audit report in the consent of
        July 29, 2009, with the actual date on the audit report of July 28, 2009 as shown
        on page F-26.

                                    * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Andri Boerman at (202) 551-3645 or Kaitlin Tillan, Assistant
Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the

financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Ronald A. Davis—GreenThumb Capital Corporation